April 9, 2009

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Christian Sandoe, Esq.

Re:      Vanguard Admiral Funds; File Nos. 33-49023; 811-7043
         Vanguard Bond Index Funds; File Nos. 33-6001; 811-4681
         Vanguard CMT Funds; File Nos. 333-111362; 811-21478
         Vanguard California Tax-Free Funds; File Nos. 33-1569; 811-4474 Vanguard Chester Funds; File Nos. 2-92948; 811-4098
         Vanguard Convertible Securities Fund; File Nos. 33-4424; 811-4627 Vanguard Explorer Fund; File Nos. 2-27203; 811-1530
         Vanguard Fenway Funds; File Nos. 33-19446; 811-5445
         Vanguard Fixed Income Securities Funds; File Nos. 2-47371; 811-2368 Vanguard Florida Tax-Free Fund; File Nos. 33-48783; 811-6709
         Vanguard Horizon Funds; File Nos. 33-56443; 811-07239
         Vanguard Index Funds; File Nos. 2-56846; 811-2652
         Vanguard Institutional Index Funds; File Nos. 33-34494; 811-6093 Vanguard International Equity Index Funds; File Nos. 33-32548; 811-5972 Vanguard Malvern Funds; File Nos. 33-23444; 811-5628
         Vanguard Massachusetts Tax-Exempt Funds; File Nos. 333-63579; 811-09005 Vanguard Money Market Reserves; File Nos. 2-52698; 811-2554
         Vanguard Montgomery Funds; File Nos. 333-145624; 811-22114
         Vanguard Morgan Growth Fund; File Nos. 2-29601; 811-1685
         Vanguard Municipal Bond Funds; File Nos. 2-57689; 811-2687
         Vanguard New Jersey Tax-Free Funds; File Nos. 33-17351; 811-5340 Vanguard New York Tax-Free Funds; File Nos. 33-2908; 811-4570
         Vanguard Ohio Tax-Free Funds; File Nos. 33-34261; 811-6083
         Vanguard Pennsylvania Tax-Free Funds; File Nos. 33-2907; 811-4571 Vanguard Quantitative Funds; File Nos. 33-8553; 811-4526
         Vanguard Specialized Funds; File Nos. 2-88116; 811-3916
         Vanguard STAR Funds; File Nos. 2-88373; 811-3919
         Vanguard Tax-Managed Funds; File Nos. 33-53683; 811-07175
         Vanguard Treasury Fund; File Nos. 333-11763; 811-7803
         Vanguard Trustees' Equity Fund; File Nos. 2-65955-99; 811-2968
         Vanguard Valley Forge Funds; File Nos. 33-48863; 811-7023
         Vanguard Variable Insurance Funds; File Nos. 33-32216; 811-5962 Vanguard Wellesley Income Fund; File Nos. 2-31333; 811-1776
         Vanguard Wellington Fund; File Nos. 2-11444; 811-121
         Vanguard Whitehall Funds; File Nos. 33-64845; 811-07443
         Vanguard Windsor Funds; File Nos. 2-14336; 811-834
         Vanguard World Funds; File Nos. 2-17620-811-1027
         (the "Vanguard Funds")


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Dear Mr. Sandoe:

The following summarizes our conversation on April 6, 2009 regarding your comment to the Vanguard Funds' proxy statement correspondence filing on April 2, 2009.

Comment: In Subproposal 2f on page 26, the policy for funds (other than money market funds) that concentrate states that "The Fund will concentrate its investments in the securities of issuers whose principal business activities are in the [insert the industry indicated in the prospectus] industry group or industry." Is this how the subproposal will appear in the proxy statement or will each fund's particular industry group/industry be specified?

Response: To address any confusion as to what constitutes an industry, industry group, or sector, we will delete the language quoted above and substitute the following: "The Fund will concentrate its investments in the securities of issuers whose principal business activities are in the _______ industry, as defined in the prospectus or SAI [the blank to be consistent with the fund's name, such as Energy, Health Care, etc.]." Of course, when the policy is described in the SAI, the bracketed and italicized language will not appear and the blank will be filled in.

As required by the SEC, the Funds  acknowledge  that:

o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above response. Thank you.

Sincerely,



Barry A. Mendelson
Principal and Senior Counsel